UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended January 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-9494

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:
Tiffany and Company Employee Profit Sharing and Retirement Savings Plan
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tiffany & Co.
727 Fifth Avenue
New York, NY 10022
(212) 755-8000

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Tiffany and Company Employee Profit Sharing
and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Tiffany and Company Employee Profit Sharing and Retirement Savings Plan (the "Plan") as of January 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended January 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended January 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of January 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey
July 16, 2015

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	January 31, 2015
	Participant Directed	Non-Participant Directed
	Various Funds	Employee Stock Ownership Account	Total
Assets:
Investments, at fair value:
DWS Trust Company:
Common and collective trusts	$61,770,706	$—	$61,770,706
Mutual funds	287,057,415	—	287,057,415
Tiffany & Co. common stock	127,732,206	70,306	127,802,512
Total investments	476,560,327	70,306	476,630,633
Receivables:
Employer's contributions	14,605,343	—	14,605,343
Employees' contributions	1,539,022	—	1,539,022
Due from broker for securities sold	276,774	—	276,774
Notes receivable from participants	11,720,981	—	11,720,981
Total receivables	28,142,120	—	28,142,120
Net assets available for benefits	$504,702,447	$70,306	$504,772,753

The accompanying notes are an integral part of these financial statements.

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	January 31, 2014
	Participant Directed	Non-Participant Directed
	Various Funds	Employee Stock Ownership Account	Total
Assets:
Investments, at fair value:
DWS Trust Company:
Common and collective trusts	$55,471,134	$—	$55,471,134
Mutual funds	268,557,274	—	268,557,274
Tiffany & Co. common stock	119,987,224	75,245	120,062,469
Total investments	444,015,632	75,245	444,090,877
Receivables:
Employer's contributions	13,740,715	341,932	14,082,647
Employees' contributions	419,942	—	419,942
Due from broker for securities sold	101,094	—	101,094
Notes receivable from participants	10,585,203	—	10,585,203
Total receivables	24,846,954	341,932	25,188,886
Total assets	468,862,586	417,177	469,279,763
Liabilities:
Excess contribution payable	24,907	—	24,907
Total liabilities	24,907	—	24,907
Net assets available for benefits	$468,837,679	$417,177	$469,254,856

The accompanying notes are an integral part of these financial statements.

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED JANUARY 31, 2015

	Participant Directed	Non-Participant Directed
	Various Funds	Employee Stock Ownership Account	Total
Additions to net assets attributed to:
Dividends	$17,431,647	$—	$17,431,647
Net appreciation in fair value of investments	15,372,564	19,374	15,391,938
Total investment income	32,804,211	19,374	32,823,585
Contributions and rollovers:
Employees	25,103,443	—	25,103,443
Employer	14,603,747	—	14,603,747
Total contributions	39,707,190	—	39,707,190
Interest income on notes receivable from participants	483,753	—	483,753
Total additions	72,995,154	19,374	73,014,528
Deductions from net assets attributed to:
Withdrawals and distributions	(36,951,971)	—	(36,951,971)
Investment related expenses	(544,660)	—	(544,660)
Total deductions	(37,496,631)	—	(37,496,631)
Transfers	366,245	(366,245)	—
Increase (decrease) in net assets available for benefits	35,864,768	(346,871)	35,517,897
Net assets available for benefits:
Beginning of year	468,837,679	417,177	469,254,856
End of year	$504,702,447	$70,306	$504,772,753

The accompanying notes are an integral part of these financial statements.

TIFFANY AND COMPANY
EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A.     DESCRIPTION OF PLAN

The following description of the Tiffany and Company Employee Profit Sharing and Retirement Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan document for complete information.

General

The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. and its U.S. subsidiaries and has an employee profit-sharing feature. Effective February 1, 2006, the Plan was amended to provide a defined contribution retirement benefit (the “DCRB”) to eligible employees hired on or after January 1, 2006. Effective February 1, 2014, Tiffany and Company (the "Company"), a subsidiary of Tiffany & Co., assumed sponsorship of the Plan, and the Plan was amended to reflect the change in sponsorship of the Plan from Tiffany & Co.

The assets of the Plan are maintained and transactions therein are executed by DWS Trust Company, Inc., the trustee of the Plan (“Trustee”), an affiliate of Deutsche Bank, Inc. The Plan record keeper is ADP Retirement Services. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee (the “Plan Committee”) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Employees automatically become participants in the profit-sharing feature of the Plan on the February 1st immediately following their initial date of employment. Employees become eligible and are automatically enrolled in the 401(k) feature 60 days after their initial date of employment provided the employee is scheduled to work thirty-five or more hours per week on a non-temporary basis. All other employees are enrolled 60 days after completing one year of service. Employees may opt out of 401(k) participation at any time. All employees hired on or after January 1, 2006 automatically become participants in the DCRB feature of the Plan on their date of hire. Officers of Tiffany & Co. (those subject to Section 16 of the Securities Exchange Act of 1934) do not share in contributions made under the profit-sharing feature of the Plan.

Contributions

The profit-sharing feature of the Plan is non-contributory on the part of participating employees and is funded by sponsor contributions. Employees must be employed by the Company on the last day of the Plan year and have at least 1,000 hours of employment during the Plan year to receive the profit-sharing contribution. Sponsor profit-sharing contributions, if any, are based on achievement by Tiffany & Co. of certain targeted earnings objectives as established by the Board of Directors of Tiffany & Co. in accordance with, and subject to, the terms and limitations of the Plan. Effective February 1, 2014, sponsor contributions, if any, are in the form of cash. These contributions are deposited into the 401(k) feature of the plan in accordance with each eligible employee’s selected investment allocations or, for those employees who have not selected investment allocations, a qualified default investment alternative. Prior to February 1, 2014, sponsor contributions were in the form of shares of Tiffany & Co. common stock. Each employee who has two or more years of service can diversify his or her profit-sharing contribution, which was in the form of Tiffany & Co. common stock, into other investment options provided under the Plan. As of January 31, 2015 and 2014, the sponsor had a cash contribution payable of $3,075,000 and a common stock contribution of $3,924,999 (of which $341,932 was considered non-participant directed), respectively.

The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect, in one percent increments, to have an amount of between one (1) and fifty (50) percent of their annual compensation, not to exceed $17,500 in 2014 (or $23,000 for individuals over 50 years of age), subject to annual inflation adjustments in future years, contributed to the 401(k) feature of the Plan as a tax deferred contribution, and subject to certain limitations applicable to highly compensated employees.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

With respect to employer contributions, following the end of each Plan year, a matching contribution may be made at the discretion of the Plan sponsor to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution for the Plan years ended on January 31, 2015 and 2014 is equal to up to fifty percent (50%) of such participant's total elective contributions to his or her account during that year, up to a maximum of six percent (6%) of such participant's compensation over that same year. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions.

Under certain circumstances, employee contributions and employer matching contributions may be limited in the case of highly compensated employees.

The DCRB feature of the Plan is non-contributory on the part of participating employees and is funded by employer contributions, following the end of each Plan year, to be invested in a manner similar to the 401(k) retirement savings portion of the Plan. Employer contributions are determined by a formula using the participant’s eligible compensation, age and years of service.

Participant Accounts

Each participant's 401(k) and DCRB account is credited with the participant's contributions, if applicable, employer contributions, and an allocation of each selected fund's earnings, including interest, dividends and net realized and unrealized appreciation in the fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in the fair value of investments and investment-related expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Allocations are based on participant account balances. Contributions under the profit-sharing feature of the Plan are allocated to participants' accounts on an equal basis.

Vesting

All amounts contributed by employees under the 401(k) feature of the Plan and earnings thereon are immediately 100% vested and non-forfeitable at all times. Employer contributions under the 401(k) feature of the Plan become 100% vested and non-forfeitable after the participant has completed two years of service. Employer contributions under the DCRB feature of the Plan become vested based on the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years or more	20%
3 years or more	40%
4 years or more	60%
5 years or more	80%
6 years or more	100%

A participant also becomes vested in his or her DCRB employer contributions upon termination of employment by reason of death or if employment with the Company ends at or after age 65. Contributions to participant accounts associated with the profit-sharing feature of the Plan become 100% vested and non-forfeitable when the participant has completed two years of service. A participant also becomes vested in his or her profit-sharing account and employer matching contributions upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65.

In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit the shares in his or her profit-sharing account and such shares will remain in the Plan to be reallocated ratably amongst the remaining participants in the Plan's profit-sharing feature within the Deutsche Money Market Prime Series. Forfeited cash contributions under the profit-sharing feature will be used to reduce future employer contributions to the DCRB or profit-sharing features of the Plan. Forfeitures relating to the profit-sharing feature of the Plan totaled $80,138 and $4,764 at January 31, 2015 and 2014, respectively, and were subsequently reallocated. The participant will also forfeit any assets in his or her 401(k) or DCRB account representing unvested employer contributions and such assets will be made available to offset future employer matching contributions to other participants’ accounts. Forfeitures of contributions in the 401(k) and DCRB portion of the Plan totaled $1,102,730 and $758,821 at January 31, 2015 and 2014, respectively. Forfeitures of $743,213 and $575,689 were used to reduce employer contributions, which are made in the following year, for the years ended January 31, 2015 and 2014, respectively.

Administrative Expenses

The Plan accrues a percentage of the fair value of the Plan assets which is transferred into a holding account to pay recordkeeping fees and other administrative expenses as they come due. The Company must pay any expenses which exceed amounts accumulated in the holding account.

Notes Receivable from Participants and Withdrawals

Participants may borrow from their 401(k) accounts up to a maximum amount of no more than $50,000 or fifty percent (50%) of their total vested 401(k) account balance, including employer matching contributions. The Plan permits each participant to undertake up to two loans simultaneously. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are collaterized by the balance in the participant’s account and bear interest at rates commensurate with prevailing market rates as determined by the Plan administrator. Interest rates currently range from 4.25 percent to 9.25 percent. Principal and interest is paid ratably through payroll deductions.

Participants may also obtain a cash withdrawal of all or a portion of the value of their 401(k) account contributions (excluding employer matching contributions and earnings on contributions) and their rollover contributions, if any, on the basis of hardship as permitted under the Plan.

Payment of Benefits

Distributions of the participant’s account may be made upon retirement, death or disability, or upon termination of employment. Participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to the DCRB account which may be received in the form of either a lump sum or ten substantially equal annual installments and with respect to whole shares held in the profit-sharing feature of the Plan that are distributed in the form of stock certificates. The balance of the participant's Tiffany & Co. common stock fund account may also be distributed in the form of stock certificates for whole shares if the participant so elects. Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his or her proportionate share of Tiffany & Co.'s contribution to the profit-sharing feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Tiffany & Co. Common Stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan's financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Investment Valuation

Investments in mutual funds are stated at fair value as determined by quoted market prices based on the net asset value of shares held by the Plan at year-end. Investments in Tiffany & Co. common stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year. Investments in common and collective trusts are valued based on the net asset values (“NAV”) reported by the Trustee of the funds which are based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The NAV is used as a practical expedient to estimate fair value.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Income Recognition

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by specific identification method.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Therefore, no allowance for credit losses has been recorded as of January 31, 2015 or 2014.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

C.     INVESTMENTS

Investments that were equal to or exceeded 5% of the current value of the Plan’s net assets available for benefits at January 31, 2015 or 2014 were as follows:

January 31, 2015
Tiffany & Co. Common Stock	$127,802,512
Deutsche Stock Index Trust	61,770,706
Deutsche Money Market Prime Series Fund	59,431,717
Mainstay Large Cap Growth Fund	32,604,622
JP Morgan SmartRetirement 2020 Fund	28,594,261
JP Morgan SmartRetirement 2040 Fund	27,993,336

January 31, 2014
Tiffany & Co. Common Stock	$120,062,469
DWS Trust Co. Money Market Prime Series Fund	62,556,153
DWS Trust Co. Stock Index Trust	55,471,134
Mainstay Large Cap Growth Fund	30,240,822
JP Morgan SmartRetirement 2020 Fund	25,186,441

As of January 31, 2015 and 2014, there were 811 shares totaling $70,306 and 904 shares totaling $75,245, respectively, of Tiffany & Co. common stock that were non-participant directed.

The net appreciation in the fair value of investments for the year ended January 31, 2015 was as follows:

Common and collective trusts	$7,766,530
Mutual funds	1,818,649
Tiffany & Co. Common Stock	5,787,385
Tiffany & Co. Common Stock (Profit-sharing)*	19,374
Net appreciation in the fair value of investments	$15,391,938
* Non-participant directed.

D.     FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. U.S. GAAP prescribes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 1 inputs are considered to carry the most weight within the fair value hierarchy due to the low levels of judgment required in determining fair values.

Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs reflecting the reporting entity’s own assumptions. Level 3 inputs are considered to carry the least weight within the fair value hierarchy due to substantial levels of judgment required in determining fair value.

Refer to Note B for the valuation methods used to fair value Plan assets.

The following tables provide information by level for assets that are measured at fair value on a recurring basis:

		Fair Value Measurements Using Inputs Considered as
	Fair Value at January 31, 2015	Level 1	Level 2	Level 3
Tiffany & Co. common stock	$127,802,512	$127,802,512	$—	$—
Mutual funds:
Income funds	81,807,017	81,807,017	—	—
Growth and income funds	93,872,758	93,872,758	—	—
Growth funds	69,486,973	69,486,973	—	—
Aggressive growth funds	41,890,667	41,890,667	—	—
Common and collective trusts	61,770,706	—	61,770,706	—
	$476,630,633	$414,859,927	$61,770,706	$—

		Fair Value Measurements Using Inputs Considered as
	Fair Value at January 31, 2014	Level 1	Level 2	Level 3
Tiffany & Co. common stock	$120,062,469	$120,062,469	$—	$—
Mutual funds:
Income funds	85,268,625	85,268,625	—	—
Growth and income funds	77,921,119	77,921,119	—	—
Growth funds	63,670,157	63,670,157	—	—
Aggressive growth funds	41,697,373	41,697,373	—	—
Common and collective trusts	55,471,134	—	55,471,134	—
	$444,090,877	$388,619,743	$55,471,134	$—

E.     NET ASSET VALUE PER SHARE

The following table sets forth a summary of the Plan’s investments with a reported NAV per share at January 31, 2015 and 2014:

	Fair Value * at
Investment	January 31, 2015	January 31, 2014	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Deutsche Stock Index Trust [a]	$61,770,706	$55,471,134	$—	Daily	None	None

* The fair value of the investment has been estimated using the NAV of the investment.
a The Deutsche Stock Index Trust seeks to replicate as closely as practical the Standard & Poor’s 500 Stock Index.

F.     PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include common and collective trusts and mutual funds managed by DWS Trust Company, Inc., the Plan Trustee. Therefore, investment transactions in such common and collective trusts and mutual funds are considered to be exempt party-in-interest transactions under the Department of Labor's rules and regulations. Additionally, investments of the Plan include common stock of Tiffany & Co., the parent company of the Plan sponsor.

G.     TAX STATUS

The Internal Revenue Service has determined and informed Tiffany and Company by a letter dated August 28, 2014, that the Plan was designed and in conformity with the applicable requirements of the Internal Revenue Code. There have been no further amendments to the Plan. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

H.     CONCENTRATIONS OF CREDIT AND MARKET RISK

The Plan provides for various investment options in any one or a combination of Tiffany & Co. common stock, common and collective trusts and mutual funds that invest in a variety of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

I.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts. In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, unless the Plan is continued by a successor to the Company, the Plan will automatically terminate and the Plan's assets will be liquidated.

Tiffany and Company
Employee Profit Sharing and Retirement Savings Plan
Plan Number: 002
EIN: 13-1387680
Form 5500, Part IV, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
as of January 31, 2015

	Identity of Issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares, units or par value	Cost	Current Value
*	Deutsche Stock Index Trust	Common/Collective Trust	860,316	$39,012,697	$61,770,706
*	Deutsche Money Market Prime Series Fund	Mutual Fund	59,431,717	59,431,717	59,431,717
	Federated Mid Cap Index Fund	Mutual Fund	912,037	21,005,908	24,625,009
	Baron Small Cap Fund	Mutual Fund	187,048	5,340,494	6,101,500
*	Deutsche Large Cap Value Fund	Mutual Fund	690,166	13,332,588	12,257,342
	Pimco Total Return Fund	Mutual Fund	2,047,146	22,318,773	22,375,300
	Mainstay Large Cap Growth Fund	Mutual Fund	3,290,073	24,872,232	32,604,622
*	Deutsche Global Growth Fund	Mutual Fund	758,777	19,254,288	21,465,801
	Goldman Sachs Small Cap Value Fund	Mutual Fund	269,084	15,758,288	14,323,366
	JP Morgan SmartRetirement Income Fund	Mutual Fund	269,824	4,543,540	4,762,395
	JP Morgan SmartRetirement 2015 Fund	Mutual Fund	117,306	2,004,221	2,086,877
	JP Morgan SmartRetirement 2030 Fund	Mutual Fund	1,154,762	20,229,091	22,032,851
	JP Morgan SmartRetirement 2020 Fund	Mutual Fund	1,550,665	26,540,033	28,594,261
	JP Morgan SmartRetirement 2050 Fund	Mutual Fund	455,696	7,732,551	8,403,038
	JP Morgan SmartRetirement 2040 Fund	Mutual Fund	1,434,820	25,441,925	27,993,336
*	Tiffany & Co. Common Stock	Common Stock	1,475,098	70,440,163	127,802,512
*	Participant Loans	Rates of interest from 4.25% - 9.25%, maturing at various dates through 11/4/2024.		—	11,720,981
		Total		$377,258,509	$488,351,614
* Party-in-interest

See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - CohnReznick LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tiffany and Company Employee Profit Sharing and Retirement Savings Plan
(Name of Plan)

Date: July 16, 2015

By: /s/ Ralph Nicoletti
Ralph Nicoletti
Member of Plan Administrative Committee